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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

CardioVascular BioTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

141647101

(CUSIP Number)

Vincent J. Roth, General Counsel

CardioVascular BioTherapeutics, Inc.

1635 Village Center Circle, Suite 250

Las Vegas, NV 89134

(702) 839-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Daniel C. Montano
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

30,657,131
8. Shared Voting Power:

-0-
9. Sole Dispositive Power:

30,657,131
10. Shared Dispositive Power:

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,657,131
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

24.7%, based on 124,043,734 outstanding shares of Common Stock of the Issuer as of June 29, 2006.
14.	Type of Reporting Person (See Instructions)

HC, IN

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander G. Montano
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

6,045,001(1)
8. Shared Voting Power:

-0-
9. Sole Dispositive Power

4,602,001(1)
10. Shared Dispositive Power:

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,045,001(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

4.9%, based on 124,043,734 outstanding shares of Common Stock of the Issuer as of June 29, 2006.
14.	Type of Reporting Person (See Instructions)

HC, IN

(1)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of June 29, 2006.

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas Stegmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

30,077,130
8. Shared Voting Power

-0-
9. Sole Dispositive Power

30,077,130
10. Shared Dispositive Power

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,077,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

24.2%, based on 124,043,734 outstanding shares of Common Stock of the Issuer as of June 29, 2006.
14.	Type of Reporting Person (See Instructions)

HC, IN

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wolfgang Priemer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

15,050,001(2)
8. Shared Voting Power

-0-
9. Sole Dispositive Power

15,050,001 (2)
10. Shared Dispositive Power

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,050,001 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

12.1%, based on 124,043,734 outstanding shares of Common Stock of the Issuer as of June 29, 2006.
14.	Type of Reporting Person (See Instructions)

HC, IN

(2)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of June 29, 2006.

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joong Ki Baik
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8,900,001(3)
8. Shared Voting Power

1,431,782
9. Sole Dispositive Power

8,900,001(3)
10. Shared Dispositive Power

1,431,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,331,783(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

8.3%, based on 124,043,734 outstanding shares of Common Stock of the Issuer as of June 29, 2006.
14.	Type of Reporting Person (See Instructions)

HC, IN

(3)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of June 29, 2006.

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Grant Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

5,550,001(4)
8. Shared Voting Power

- 0 -
9. Sole Dispositive Power

5,550,001 (4)
10. Shared Dispositive Power

- 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,550,001 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

4.5%, based on 124,043,734 outstanding shares of Common Stock of the Issuer as of June 29, 2006.
14.	Type of Reporting Person (See Instructions)

HC, IN

(4)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of June 29, 2006. Excludes 2,500,000 shares of Common Stock of the Issuer transferred to Henning Advisors Ltd. (the “Transferred Shares”) on June 29, 2006. The Reporting Person disclaims beneficial ownership over the Transferred Shares.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of CardioVascular BioTherapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”). The address of the principal executive office of the Issuer is 1635 Village Center Circle, Suite 250, Las Vegas, Nevada 89134.

Item 2. Identity and Background

This statement is filed by Daniel C. Montano, Thomas Stegmann, Wolfgang Priemer, Alexander G. Montano, Joong Ki Baik and Grant Gordon who together comprise the “Control Group.” Each is a significant stockholder of the Issuer. Each currently serves as a director to the Issuer. For purposes of this filing, the Control Group uses the address for the principle office of the Issuer, at 1635 Village Center Circle, Suite 250, Las Vegas, Nevada 89134.

No member of the Control Group has, during the last five (5) years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The members of the Control Group acquired the shares of the Common Stock through various stock purchase transactions, exercise of convertible preferred stock, and as compensation for services rendered to the Company.

During 1998, the Company issued 93,050,000 shares and committed to issue an additional 6,700,000 shares of its common stock at $0.001 per share to its founders, which included Daniel C. Montano, Alexander G. Montano, Thomas Stegmann, M.D., Wolfgang Priemer, Ph.D., and Joong Ki Baik. During 1999, the Company issued 4,580,000 shares of its committed common stock at $0.001 per share to its founders. During 2000, the Company issued 2,120,000 shares of its committed common stock at $0.001 per share to its founders. Alexander G. Montano paid the par value for all of the founders’ shares with personal funds.

On December 15, 2000, the Company entered into an agreement with Korea Biotechnology Development Co., Ltd. (“KBDC”) to commercialize its future products. The Company transferred to KBDC the rights to manufacture and sell our products for 99 years in all of Korea, China, and Taiwan and in exchange, KBDC arranged for Cardio Korea, Ltd. to purchase of 8,750,000 shares of Common Stock for $3,602,000.

On February 16, 2005, Anglo-Scotia Holdings Ltd. (now known as, GHL Financial Services Ltd.) acquired 5,000,000 shares of Common Stock of the Issuer as founders shares at $0.001 per share. On the same date, Trika Ltd. (now known as, GHL Financial Services Ltd.) acquired 3,000,000 shares of Common Stock of the Issuer as founders shares at $0.001 per share. Mr. Gordon is President of GHL Financial Services Ltd. and had voting and investment control over all of these shares from the date of the original acquisition of these shares until June 29, 2006.

Item 4. Purpose of Transaction

The members of the Control Group entered into a Controlling Stockholders Agreement on August 30, 2004 (the “Controlling Stockholders Agreement”), agreeing to vote their shares together. On May 22, 2006, the Control Group executed an amendment to the Controlling Stockholders Agreement, with an effective date as of April 13, 2006 (“Amendment No. 1”). The Control Group intends to continue to hold, in the aggregate, a significant majority of the voting power of the shares which comprises 78.6% of the outstanding shares of Common Stock of the Issuer, as of June 29, 2006. The Control Group and its designees intend to continue to comprise a majority of the Board of Directors of the Issuer. A true and correct copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by this reference. A true and correct copy of Amendment No. 1 is attached hereto as Exhibit 99.3 and is incorporated herein by this reference.

On June 29, 2006, pursuant to a separation of assets agreement, GHL Financial Services Ltd. transferred, without consideration, 2,500,000 shares of Common Stock of the Issuer to Henning Advisors Ltd. Mr. Gordon does not have investing or voting control and disclaims beneficial ownership over such shares.

Item 5. Interest in Securities of the Issuer

Daniel C. Montano’s holdings include 630,000 shares owned by Qure Biopharmaceuticals, Inc. (“Qure”). Mr. Montano is a majority owner of Qure and has sole voting and investment power. His holdings also include 30,000,000 shares owned by Vizier Investment Capital. Mr. Montano owns 50% of Vizier Investment Capital and has sole voting and investing power over these shares. In addition, Mr. Montano directly owns 27,131 shares of Common Stock of the Issuer.

Alexander G. Montano controls C. K. Cooper & Co., Inc. which owns 3,980,000 shares of Common Stock of the Issuer, C.K. Capital International, which owns 100,000 shares, and C & K Capital Corporation, which owns 472,000 shares. Mr. Alexander Montano has voting and investment control over all of these shares. Mr. Alexander Montano has voting power of 1,443,000 shares held by Paladin Capital Management, but does not have investment control with respect to these shares. Mr. Alexander Montano’s holdings also include 50,001 shares of Common Stock of the Issuer, 50,000 of which are immediately available upon exercise of stock options at $10 per share.

Thomas Stegmann, M.D. owns 30,027,130 shares of Common Stock of the Issuer. He possesses voting and investment control over these shares. Dr. Stegmann’s holdings also include 50,000 shares of Common Stock of the issuer immediately available upon exercise of stock options at $10 per share.

Wolfgang Priemer, Ph.D., possesses voting and investment control over 15,000,000 shares of the Common Stock of the Issuer held by Wobema BV. Mr. Priemer directly owns 1 share of Common Stock of the Issuer. Dr. Priemer’s holdings also include 50,000 shares of Common Stock of the Issuer immediately available upon exercise of stock options at $10 per share.

Joong Ki Baik owns 100,001 shares of Common Stock of the Issuer in his own name and has voting and investment control over these shares. Mr. Baik and his wife jointly own Alhambra, Inc., which owns 1,431,782 shares Mr. Baik and his wife have joint voting and investment control over the shares owned by Alhambra, Inc. Cardio Korea, Ltd. owns 8,750,000 shares of Common Stock of the Issuer and Mr. Baik has investment control and voting control over these shares. Mr. Baik’s holdings also include 50,000 shares of Common Stock of the Issuer immediately available upon exercise of stock options at $10 per share.

On June 29. 2006, GHL Financial Services Ltd. (“GHL”), pursuant to a separation of assets agreement, transferred 2,500,000 shares of Common Stock of the Issuer to Henning Advisors Ltd., without consideration. Mr. Gordon does not have investing or voting control and disclaims beneficial ownership over such shares. Mr. Gordon’s holdings include 5,550,000 shares of Common Stock of the Issuer, held by GHL, of which 50,000 shares are immediately available upon exercise of stock options at $10 per share. In addition, Mr. Gordon directly owns 1 share of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Controlling Stockholders Agreement, dated as of August 30, 2004, attached hereto as Exhibit 99.1, under which the Control Group agreed to vote its shares together.

Amendment No. 1, effective as of April 13, 2006, attached hereto as Exhibit 99.3, of which the Control Group clarified its original intent with respect to the disposition of the shares subject to the Controlling Stockholders Agreement.

Acknowledgment of Controlling Stockholders Agreement and Amendment No. 1, effective as of July 6, 2006, under which Henning Advisors Ltd. agreed to be bound by the terms and conditions of the Controlling Stockholders Agreement and Amendment No. 1, in conjunction with and as a requirement of the transfer of shares to Henning Advisors Ltd. pursuant to the Controlling Stockholders Agreement and Amendment No. 1.

Opt Out Notification, dated as of July 7, 2006, attached hereto as Exhibit 99.4, under which Henning Advisors Ltd. elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1.

Item 7. Material to Be Filed as Exhibits

The following documents are filed herewith and are incorporated herein by this reference:

Exhibit
99.1	Controlling Stockholders Agreement, dated as of August 30, 2004 (incorporated by reference to Exhibit 99.1 to the Registrant’s schedule 13D filed with the Securities and Exchange Commission on February 22, 2005).

99.2	Powers of Attorney signed by Daniel C. Montano, Thomas Stegmann, Wolfgang Priemer, Joong Ki Baik and Grant Gordon (incorporated by reference to Exhibit 99.2 to the Registrant’s schedule 13D filed with the Securities and Exchange Commission on February 22, 2005).

99.3	Amendment No. 1 to Controlling Stockholders Agreement, effective as of April 13, 2006 (filed with the Securities and Exchange Commission on form 8-K June 26, 2006).

99.4	Acknowledgment of Controlling Stockholders Agreement and Amendment No. 1, effective as of July 6, 2006, from Henning Advisors Ltd.

99.5	Opt Out Notification, dated as of July 7, 2006, from Henning Advisors Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 28, 2006

Signature	/s/ Vincent J. Roth
Name/Title	Vincent J. Roth, General Counsel

The undersigned hereby agree that the statements on Amendment No. 2 to Schedule 13D dated June 29, 2006 with respect to the shares of Common Stock of CardioVascular BioTherapeutics, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Signature	Date
/s/ Daniel C. Montano* Daniel C. Montano	July 28, 2006

/s/ Alexander G. Montano Alexander G. Montano	July 28, 2006

/s/ Thomas Stegmann, M.D.* Thomas Stegmann, M.D.	July 28, 2006

/s/ Wolfgang Priemer, Ph.D.* Wolfgang Priemer, Ph.D.	July 28, 2006

/s/ Joong Ki Baik* Joon Ki Baik	July 28, 2006

/s/ Grant Gordon* Grant Gordon	July 28, 2006

/s/ Vincent J. Roth * By Vincent J. Roth July 28, 2006	as Attorney-in-Fact pursuant to Power of Attorney